Exhibit 4.2


              Notice appearing on the acknowledgement of ownership of shares of the preferred stock of Wellstone Communities Inc.




         A statement of the rights, preferences, privileges and restrictions granted to or imposed upon the respective classes or series of shares of stock of the Corporation, and upon the holders thereof as established by the Articles of Incorporation or by any certificate of determination of preferences, and the number of shares constituting each series or class and the designations thereof, may be obtained by any shareholder of the Corporation upon request and without charge from the Secretary of the Corporation at the principal office of the Corporation.